

07069330



SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2006**

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the transition period from.............to....................



Commission file number 1-13948

A.   Full title of the Plan and the address of the Plan, if different from that of the issuer named
     below:

Schweitzer-Mauduit International, Inc. Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal
     executive offices:

Schweitzer-Mauduit International, Inc.
100 North Point Center East, Suite 600
Alpharetta, Georgia 30022-8246

1. **Financial Statements and Schedules**

   The financial statements and supplemental schedule for the plan have been prepared in accordance with the Employee Retirement Income Security Act of 1974, and are filed as Exhibit 99.1 hereto and incorporated by reference herein.

2. **Schweitzer-Mauduit International, Inc. Retirement Savings Plan**

   The Report of Independent Registered Public Accounting Firm with respect to the financial statements and supplemental schedule of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan is set forth in such financial statements and supplemental schedule filed as Exhibit 99.1 hereto and incorporated by reference herein.

3. **Exhibits**

10.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan (incorporated herein by reference to and designated as Exhibit 4(a) in Schweitzer-Mauduit International, Inc.'s Form S-8, dated as of November 30, 1995).
23.1	Consent of Berman Hopkins Wright & Laham, CPAs, LLP, Registered Independent Public Accounting Firm.
99.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Schweitzer-Mauduit International, Inc., as Plan Administrator of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Human Resources Committee of Schweitzer-Mauduit International, Inc., as Plan Administrator of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan

Date: June 26, 2007

By: _William R. Foust_

William R. Foust
Chairman, Human Resources
Committee and Vice President -
Administration

EXHIBIT INDEX

Exhibit   **Description**

10.1   Schweitzer-Mauduit International, Inc. Retirement Savings Plan (incorporated herein by reference to and designated as Exhibit 4(a) in Schweitzer-Mauduit International, Inc.'s Form S-8, dated as of November 30, 1995).

23.1   Consent of Berman Hopkins Wright & Laham, CPAs, LLP, Registered Independent Public Accounting Firm.

99.1   Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.



Partners:

John R. Hopkins

James A. Wright, Jr.

James S. LaHam

Ross A. Whitley

W. Ed Moss, Jr.

Phillip J. Hayes

Brian L. Nemeroff

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements No. 33-99812, No. 33-99814, No. 33-99816, No.33-99848, No. 333-74634, No. 333-105986 and No. 333-105998 of Schweitzer-Mauduit International, Inc. on Form S-8 of our report dated June 20, 2007, appearing in this Annual Report on Form 11-K of Schweitzer-Mauduit International, Inc. Retirement Savings Plan for the year ended December 31, 2006.

Melbourne, Florida
June 20, 2007

Berman Hopkins Wright & LaHam
CPAs and Associates, LLP

BREVARD OFFICE

8035 Spyglass Hill Rd.

Melbourne, FL 32940

phone 321-757-2020

fax 321-242-4844

ORLANDO OFFICE

480 N. Orlando Ave.

Suite 218

Winter Park, FL 32789

phone 407-644-5811

fax 407-644-6022

EXHIBIT 99.1

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 2006 and 2005,
Supplemental Schedule for the Year Ended December 31, 2006, and Report of
Independent Registered Public Accounting Firm.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Other schedules required under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of the conditions under which they are required.



Partners:

John R. Hopkins

James A. Wright, Jr.

James S. LaHam

Ross A. Whitley

W. Ed Moss, Jr.

Phillip J. Hayes

Brian L. Nemeroff



BREVARD OFFICE

8035 Spyglass Hill Rd.

Melbourne, FL 32940

phone 321-757-2020

fax 321-242-4844

ORLANDO OFFICE

480 N. Orlando Ave.

Suite 218

Winter Park, FL 32789

phone 407-644-5811

fax 407-644-6022

Report of Independent Registered Public Accounting Firm

Schweitzer-Mauduit International, Inc.
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 20, 2007
Melbourne, Florida

Berman Hopkins Wright & LaHam
CPAs and Associates, LLP

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 and 2005

	2006	2005
Assets		
Investments at fair value:		
Short-term cash investments	$ 544,596	$ 829,755
Schweitzer-Mauduit International, Inc.		
common stock	13,294,253	14,241,983
Trust commingled funds	5,854,249	6,076,367
Shares of registered investment companies	33,848,220	26,624,664
Total investments at fair value	53,541,318	47,772,769
Receivables:		
Accrued investment income	6,236	2,368
Participants' contributions	137,218	-
Employer's contributions	49,566	-
Total receivables	193,020	2,368
Net Assets Available for Benefits	$ 53,734,338	$ 47,775,137

See Notes to Financial Statements.

2

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS

Investment income :

Net appreciation in fair value of investments	$	5,291,736		
Dividend income		321,900		
Interest income		50,700		
Total investment income			$	5,664,336

Contributions:

Participants' contributions	3,579,742	
Employer's matching contributions	1,521,503	
Other employer's contributions	163,815	
Rollovers from other plans	301,838	
Total contributions		5,566,898

Transfers from previously allocated insurance contracts	355,934
Total additions	11,587,168

DEDUCTIONS

Distributions to participants	(5,627,967)	
Total deductions		(5,627,967)
Increase in net assets available for benefits		5,959,201

Net Assets Available for Benefits	
- Beginning of Year	47,775,137
- End of Year	$ 53,734,338

See Notes to Financial Statements.

3

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005

1. PLAN DESCRIPTION AND FUNDING POLICY

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution plan. Hourly U.S. employees of the Company, represented by collective bargaining agreements (CBA) are eligible to participate in accordance with their CBA. Spotswood, Ancram and Lee Hourly employees are eligible to participate following one month, twelve months, and six months, respectively, of continuous service. Salaried U.S. employees of the Company are eligible to participate in the Plan following one month of continuous service. The Board of Directors of the Company or its delegatee may change the eligibility and other provisions of the Plan from time to time.

Contributions and Vesting - An eligible hourly or salaried employee may elect to participate in the Plan and have the Company make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the employer before federal income taxes are withheld) on the participant's behalf. Such contributions may be any whole percentage of 1% to 15% of the participant's base hourly wages or salary rate. A participant may also make unrestricted after-tax contributions in whole percentages of 1% to 10% of his base hourly wages or base salary rate as long as the total of 401(k) and unrestricted after-tax contributions for any employee do not exceed 20% of the participant's base hourly wages or base salary for any employee. Participants are immediately vested in their contributions plus actual earnings thereon. Participants who are at least age 50 as of the end of the plan year may make "Catch up contributions" in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The following changes were made to the Plan effective January 1, 2006 as it applies to salaried employees and effective July 17, 2006 as it applies to Lee hourly employees. Contributions for salaried employees will be based on their pension pay instead of just base salary or base hourly wage. For salaried employees, pension pay includes base salary, overtime pay, holidays and vacation taken as time off, and annual incentive bonus, if any, but excludes any other special or unusual compensation, such as unused prior year vacation paid in cash. For Lee hourly employees, pension pay includes compensation paid by the Employer for personal services rendered, including overtime, shift differential, service-based bonuses or incentive compensation, but excluding severance payments, compensation paid in a form other than cash, service or suggestions awards, and other special or unusual compensation of any kind.

Employer matching contributions are invested the same way the participant directs the investment of their contributions, instead of being automatically invested in the SMI Stock Fund as they were prior to January 1, 2006. Employer matching contributions are made at 50% of qualifying participant contributions, which are up to 6% of the participant's annual base hourly wage or base salary. For salaried employees as of January 1, 2006 and Lee hourly employees as of July 17, 2006, employer matching contributions are made on the first 10% of their 401(k) contributions, increased from 6%, and on any catch-up contributions made. If a salaried employee's 401(k) contributions reach the federal limit for the year before they have contributed the full 10% allowed, After-tax Matched contributions will be allowed so that the participant can receive the maximum company matching contributions. Employer matching contributions will be 100% of the first 3% of matched contributions, 50% of the next 5% of matched contributions, and 25% of the final 2% of matched contributions. There will also be employer matching contributions equal to 25% of "catch-up" contributions made by a salaried participant. A participant is cliff-vested in employer matching contributions after completion of three years of service.

In 1998, the Company terminated the Pension Trust of Schweitzer-Mauduit International, Inc. ("Schweitzer Trust") and amended the Plan such that participants could transfer their existing annuity contracts maintained under the Schweitzer Trust to the Plan. The Plan purchased annuities from Northwestern Mutual Life Insurance Company. An employee could elect this option, known as Northwestern Insurance Policy Account ("NIPA"), if the employee was eligible to participate in the Pension Trust of Schweitzer-Mauduit International, Inc. on April 7, 1998. The first contracts were transferred in 1999. Until July 2002, the Company made contributions each January equal to 5% of the participant's estimated annual earnings for the first annuity contract, and the amount of the net premiums thereafter. Estimated annual earnings represent the greater of the participant's prior year pension earnings or the participant's highest year pension earnings. Participants are immediately vested in the cash surrender value of any policies or contracts. Since July 2002, participants in the NIPA have the option to transfer the value of their existing annuity contracts to the Schweitzer Trust Fund Account ("STFA") and invested in the other funds within the Plan at any time. A participant may not re-elect the NIPA at a future date. Under the STFA option, the Company will make contributions in an amount equal to 1% (2% before January 1, 2005) of the greater of the participant's prior year pension earnings or the participant's highest year pension earnings. Participants are immediately vested in their STFA account value. Effective July 2003, future hires are not eligible to participate in the STFA option.

Effective April 1, 2004, the SWM stock fund was converted to an ESOP (Employee Stock Ownership Plan) allowing employees to receive dividends paid from the plan without the early distribution penalty. Investments of the Plan are participant directed, with the exception of employer matching contributions prior to January 1, 2006. Effective January 1, 2004, employees are eligible to transfer accumulated

employee or employer contributions daily. Previously, employees were eligible to transfer accumulated employer matching contributions once every three months. Employer matching contributions paid during the years ended December 31, 2006 and December 31, 2005, were $1,554,709 and $966,924 respectively.

There are limitations on 401(k), unrestricted after-tax and employer-matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Internal Revenue Code (the "Code"). A participant affected by such limitations may have a portion of his or her contributions returned.

Investment Options - Contributions by and on behalf of a participant are invested in one or more of the following separate funds as determined by the participant. The following descriptions of the funds were obtained directly from the fund's prospectus:

2006 Funds	Description
Wells Fargo Minnesota Funds:	
Stable Return Fund	The fund invests in high-quality, short- to intermediate-term bonds, notes and other fixed income securities.
Index Fund	The fund invests in equity securities of companies held in the Standard & Poor's 500 Index to attain similar performance.
Conservative Allocation Fund	The fund provides an investment mix of 20% large capitalization equity securities and 80% short- to intermediate-term fixed income assets.
Moderate Balanced Fund	The fund provides an investment mix of 35% large capitalization equity securities and 65% intermediate fixed income assets.
Growth Balanced Fund	The fund provides an investment mix of 65% large and small capitalization and international equity securities and 35% intermediate- and long-term fixed income assets.
Aggressive Allocation Fund	The fund provides an investment mix of 80% diversified equity including income oriented stocks, large company growth stocks, small company stocks, international stocks and S&S 500 Index portfolio and 20% intermediate fixed income assets.
Franklin Balance Sheet Fund	The fund invests in stocks of smaller companies offering strong or improving growth potential and attractive stock prices.
VanKampen Comstock Fund	The fund invests in primarily equity securities, including common stock, preferred stock and convertibles of larger companies offering long-term investment growth and income.
T. Rowe Price Growth Advantage Fund	The fund invests in common stock of larger companies offering strong or improved long-term investment growth; income is secondary.
MFS Research International Fund	The fund invests in stocks of companies based outside the United States.
Northwestern Mutual Life Insurance Fund	The fund invests in annuity contracts of Northwestern Mutual Life Insurance Company.
SMI Stock Fund	The fund invests in common stock of the Company.
Baron Small Cap Fund	The fund invests primarily in securities of small companies
PIMCO Total Return Fund	The fund provides an investment mix of 65% fixed income securities with varying matures, up to 10% high-yield securities, and up to 30% securities denominated in foreign currencies.
RS Investments Partners Fund	The fund invests primarily in equity securities of companies with market capitalizations of up to $3 billion that are undervalued.

2005 Funds	Description
Wells Fargo Minnesota Funds:	
Stable Return Fund	The fund invests in high-quality, short- to intermediate-term bonds, notes and other fixed income securities.
Index Fund	The fund invests in equity securities of companies held in the Standard & Poor's 500 Index to attain similar performance.
Conservative Allocation Fund	The fund provides an investment mix of 20% large capitalization equity securities and 80% short- to intermediate-term fixed income assets.
Moderate Balanced Fund	The fund provides an investment mix of 35% large capitalization equity securities and 65% intermediate fixed income assets.
Growth Balanced Fund	The fund provides an investment mix of 65% large and small capitalization and international equity securities and 35% intermediate- and long-term fixed income assets.
Aggressive Allocation Fund	The fund provides an investment mix of 80% diversified equity including income oriented stocks, large company growth stocks, small company stocks, international stocks and S&S 500 Index portfolio and 20% intermediate fixed income assets.
Franklin Balance Sheet Fund	The fund invests in stocks of smaller companies offering strong or improving growth potential and attractive stock prices.
VanKampen Comstock Fund	The fund invests in primarily equity securities, including common stock, preferred stock and convertibles of larger companies offering long-term investment growth and income.
T. Rowe Price Growth Advantage Fund	The fund invests in common stock of larger companies offering strong or improved long-term investment growth; income is secondary.
MFS Research International Fund	The fund invests in stocks of companies based outside the United States.
Northwestern Mutual Life Insurance Fund	The fund invests in annuity contracts of Northwestern Mutual Life Insurance Company.
SMI Stock Fund	The fund invests in common stock of the Company.
Kimberly-Clark Stock Fund (Eliminated effective 3/1/2005)	The fund holds investments in common stock of Kimberly-Clark Corporation.

Each of the above funds invests in money market funds on a short-term basis around or between trade and/or settlement dates and to maintain a minimum level of liquidity.

Participant Accounts - Contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-

term securities of the United States of America or in other investments of a short-term nature. A separate account is maintained on behalf of each participant for each fund. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses are allocated to participants based on their proportionate share of the funds.

Withdrawals - Any participant may withdraw, during employment, the value of the participant's unrestricted after-tax and rollover accounts and, if vested, the value of employer matching and STFA contributions which have been in the Plan for at least two years. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions, in the case of hardship or after attaining age 59-1/2. The participant will be required to suspend subsequent contributions to the Plan for 6 months following any withdrawal from the participant's 401(k) account.

Payment of Benefits and Forfeitures - Upon termination of a participant's employment at or after age 55, after five years or more of qualified service, because of total and permanent disability or death, or because of a certain group's termination, the value of the participant's accounts, including the value of all employer matching contributions, is distributable. If termination occurs other than as above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions. The amount of forfeitures in 2006 and 2005 were $33,206 and $4,452, respectively. Total forfeitures available to reduce future employer contributions at December 31, 2006 and 2005 totaled $18,269 and $-0-, respectively. Distributions may, at the option of the participant and subject to applicable law, be in a lump sum as either cash or shares of the Company's common stock or, until March 1, 2005, Kimberly-Clark Corporation stock (to the extent such participant's rollover account holds any such stock).

Other - A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Company the number of shares of the Company's common stock held by the Trustee and attributable to the participant's SMI Stock Fund accounts as of the record date for the meeting. In addition, the participant has the right to determine whether shares of the Company's common stock held by the Trustee and attributable to the participant's SMI Stock Fund accounts should be tendered in response to offers therefor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition – Investments in short-term cash investments, common stock, trust commingled funds, and registered investment companies were held by Wells Fargo Bank Minnesota (the "Trustee") for the years ended December 31, 2006 and December 31, 2005. All investments are stated at fair value. The fair value of Schweitzer-Mauduit International, Inc. (the "Company")

common stock held by the Plan is determined as the last selling price on the last business day of the period, as published in an independent source. The fair values of investments in commingled funds and shares of registered investment companies are determined by the Plan's proportionate shares of the fair values of the underlying investments. The fair values of such underlying investments are determined as follows: last selling price on the last business day of the period, as published in an independent source, for securities traded on major U.S. and Canadian exchanges, latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the period, institutional traders' round lot evaluations as of the last business day of the period for marketable securities of the U.S. government and its agencies, or an estimate by the Trustee if no published sales price or bid quotation is readily available. Security transactions are recorded on the trade date. Funds under the Plan's investment contract with the Northwestern Mutual Life Insurance Company ("Northwestern") have been allocated and applied to purchase annuities (that is, Wells Fargo is obligated to pay the related benefits) and are excluded from the Plan's assets.

Expenses - Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by the Trustee from Plan assets. Other fees and expenses are paid by the Company.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements of net assets available for plan benefits.

3. PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2006, the Plan held 510,336 shares of the Company's common stock, and 17,906 shares were acquired and 82,307 shares were disposed of during the year ended December 31, 2006. At December 31, 2005, the Plan held 574,737 shares of the Company's common stock, and 10,500 shares were acquired and 24,637 shares were disposed of during the year ended December 31, 2005.

Investments in commingled funds, including short-term cash investments in money market funds, which are managed by the Trustee, aggregated $6,398,845 and $6,906,122 at December 31, 2006 and 2005, respectively.

The above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE PLAN

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants will become fully vested in their accounts. Management of the Company has indicated it has no current intentions to terminate the Plan.

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the plan administrator as well as plan counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

6. INVESTMENTS

During 2006 and 2005, the Plan's investments appreciated/(depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year), as follows:

| | Year Ended December 31, | |
	2006	2005
SMI Stock Fund	$ 607,685	$ (5,387,733)
Kimberly-Clark Stock Fund	-	(15,128)
Wells Fargo Stable Return Fund	263,443	228,421
Baron Small Cap Fund	9,210	-
Franklin Balance Sheet Fund	1,103,210	668,762
MFS Research International Fund	1,138,890	509,689
PIMCO Total Return Fund	(3,019)	-
RS Investments Partners Fund	21,223	-
T Rowe Price Growth Advantage Fund	143,758	37,838
Van Kampen ComStock Fund	159,072	47,097
Wells Fargo Aggressive Allocation Fund	207,940	70,370
Wells Fargo Conservative Allocation Fund	27,699	10,625
Wells Fargo Growth Balanced Fund	796,531	300,094
Wells Fargo Index Fund	682,408	209,928
Wells Fargo Moderate Balanced Fund	133,686	48,728
Net appreciation/(depreciation) in the fair value of investments	$ 5,291,736	$ (3,271,309)

Investments representing 5% or more of total plan assets as of December 31, 2006 and 2005 are as follows:

	2006	2005
SMI Stock Fund	$ 13,294,253	$ 14,241,983
Franklin Balance Sheet Fund	7,911,558	6,584,347
Wells Fargo Growth Balanced Fund	7,182,792	6,710,257
Wells Fargo Stable Return Fund	5,854,249	6,076,367
MFS Research International Fund	5,616,498	3,793,587
Wells Fargo Index Fund	5,128,474	4,683,127

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i, December 31, 2006

Plan No. 002
EIN No. 62-1612879

Identity of Issue Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares	Cost	Current Value
* Wells Fargo Bank Minnesota, N.A.	Short-term Cash Investments	N/A	$544,596	$544,596
	Corporate Common Stock:			
* Schweitzer-Mauduit International, Inc.	Schweitzer-Mauduit International, Inc. Common Stock	510,336	11,736,915	13,294,253
	Trust Commingled Fund:			
* Wells Fargo Bank Minnesota, N.A.	Stable Return Fund	143,395	(A)	5,854,249
	Shares of Registered Investment Companies:			
* Wells Fargo Bank Minnesota, N.A.	Index Fund	92,007	(A)	5,128,474
* Wells Fargo Bank Minnesota, N.A.	Franklin Balance Sheet Fund	118,596	(A)	7,911,558
* Wells Fargo Bank Minnesota, N.A.	MFS Research International Fund	284,812	(A)	5,616,498
* Wells Fargo Bank Minnesota, N.A.	T. Rowe Price Growth Advantage Fund	44,695	(A)	1,402,970
* Wells Fargo Bank Minnesota, N.A.	Van Kampen ComStock Fund	63,953	(A)	1,231,092
* Wells Fargo Bank Minnesota, N.A.	Conservative Allocation Fund	24,001	(A)	462,974
* Wells Fargo Bank Minnesota, N.A.	Moderate Balanced Fund	72,793	(A)	1,552,670
* Wells Fargo Bank Minnesota, N.A.	Aggressive Allocation Fund	106,022	(A)	1,624,250
* Wells Fargo Bank Minnesota, N.A.	Growth Balanced Fund	236,432	(A)	7,182,792
* Wells Fargo Bank Minnesota, N.A.	PIMCO Total Return Fund	71,206	(A)	739,118
* Wells Fargo Bank Minnesota, N.A.	Baron Small Cap Fund	16,011	(A)	365,528
* Wells Fargo Bank Minnesota, N.A.	RS Investments Partners Fund	17,983	(A)	630,296
	Total Shares of Registered Investment Companies			33,848,220
	Total Investments			**$53,541,318**

* Sponsor and/or issuer known to be a party-in-interest to the Plan.

(A) Cost information is not required to be presented for participant-directed investments.

END